Mail Stop 3561

July 31, 2008

Via U.S. Mail and facsimile to (513) 762-1400

David B. Dillon
Chairman and Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

      Re: The Kroger Co.
               Form 10-K for Fiscal Year Ended February 2, 2008
               Filed April 1, 2008
               Form 10-Q for the Quarter Ended May 24, 2008
               Filed July 2, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed May 15, 2008
               File No. 001-00303

Dear Mr. Dillon:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008

Signatures, page 77

1. The Form 10-K must be signed by your principal financial and principal accounting officers in their individual capacities. See General Instruction D to Form 10-K. In this regard, please confirm that Mr. Schlotman and Ms. Van Oflen signed this Form 10-K in their individual capacities. Please also confirm that you will in the future revise your signature page to reflect that the principal executive, financial and accounting officers have signed the periodic report in their individual capacities.

Exhibits 31.1 and 31.2

2. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parenthetical in paragraph 4.(d). Similarly, you did not include the parenthetical in the certifications filed with the Form 10-Q for the quarter ended May 24, 2008. Please revise.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 15

3. We note that individual officer performance is an important factor in determining compensation. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

4. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based annual and long-term cash bonuses. For example, for annual cash bonuses you have not disclosed the identical sales targets, EBITDA target, measures for implementation and results under your strategic plan, and performance of new capital projects compared to their budgets established by the compensation committee. For long-term cash bonuses, you have not disclosed the targets for improving performance based on customer survey results, reducing total operating costs as a percentage of sales, and improving performance in key attributes measuring associate satisfaction. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to

Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We note that the 2008 performance-based cash bonus plan will replace the 2006 plan. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 24

5. In footnote three, separately quantify the amounts attributable to each of the change in pension value and preferential earnings on nonqualified deferred compensation. See Instruction Item 3 to Item 402(c)(2)(viii) of Regulation S-K.

6. Please disclose the maximum possible payouts under the non-equity incentive plan. See Item 402(d) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director